Exhibit 99.1

Pacific Drilling Announces Relisting on NYSE

Trading Expected to Commence December 18, 2018

LUXEMBOURG (December 12, 2018) — Pacific Drilling S.A. (OTC: PACDD) (the “Company”) today announced that it has received approval to relist its common shares on the New York Stock Exchange (“NYSE”) under the ticker symbol “PACD.” The Company expects that its common shares will commence trading on the NYSE at the market open on December 18, 2018.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com